SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 PRIVATE INSTRUMENT OF TERMINATION OF

TAM S.A. SHAREHOLDERS AGREEMENT

By this private instrument and lawful, parties, on one side,

I.     AMARO & AVIATION PARTICIPAÇÕES S.A., a company having its registered offices at the city of São Paulo, State of São Paulo, at Rua Julio Diniz, 56 – 9th floor (part), enrolled in the National Registry of Legal Entities/Ministry of Finance [CNPJ/MF] under number 08.720.707/0001-84, herein represented pursuant to its Bylaws by its Director, Mr. Marcos Adolfo Tadeu Senamo Amaro, Brazilian citizen, single, entrepreneur, bearer of identification card [RG] No. 34.476.447-3, issued by SSP/SP and enrolled in the Individual Taxpayer Identification/Ministry of Finance[CPF/MF] under number 319.018.448-89, resident and domiciled in the City of São Paulo, State of São Paulo, in the Rua Dr. Seráfico Assis de Carvalho, 103, Apartment 43, Jardim Guedala, Zip Code 05614-040 (“A&A”);

and, on the other side:

II.   TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a company having its registered offices at the city of São Paulo, State of São Paulo, at Rua Monsenhor Antonio Pepe, No. 397, enrolled in the CNPJ/MF under number 03.168.654/0001-17, herein represented pursuant to its Bylaws by its Directors, Mr. Maurício Rolim Amaro, Brazilian citizen, married, entrepreneur, bearer of identification card No. 12.238.201-8 SSP/SP and enrolled in the CPF/MF under No. 269.303.758-10 and Maria Cláudia Oliveira Amaro, Brazilian citizen, divorced, entrepreneur, bearer of identification card No 12.238.200-6 SSP/SP and enrolled in the CPF/MF under No. 113.879.198-90, both with commercial address at Rua Monsenhor Antonio Pepe, No. 397, city of São Paulo, State of São Paulo,  (“TEP”), and

III.  AGROPECUÁRIA DA NOVA FRONTEIRA LTDA., a company having its registered offices at the city of Ponta Porã, State of Mato Grosso do Sul, at Fazenda Jaguarundy, s/n., left margin of Road BR-463, km 109, enrolled in the CNPJ/MF under number 15.543.176/0001-67, herein represented pursuant to its Bylaws by its Directors, Mr. Maurício Rolim Amaro and Maria Cláudia Oliveira Amaro, as described above (“NF”)

A&A, NF and TEP hereinafter simply and indistinctively referred to as “Shareholder” and jointly referred to “Shareholders”.

and yet in the capacity of consenting intervening party:

IV.  TAM S.A., a company having its registered offices at the city of São Paulo, State of São Paulo, at Av. Jurandir, n. 856, Lot 04 , enrolled in the CNPJ/MF under number 01.832.635/0001-18, herein represented pursuant to its Bylaws by its Directors, Mr. Marco Antonio Bologna, Brazilian citizen, legally separated, engineer, bearer of bearer of identification card No. 6.391.996 SSP/SP and enrolled in the CPF/MF under No. 685.283.378-04, and Líbano Miranda Barroso, Brazilian citizen, married, economist, bearer of bearer of identification card No M-2.063.971-SSP/SP, and enrolled in the CPF/MF under No. 421.016.386-49, both with commercial address in the City of São Paulo, Estado de São Paulo, having office at Av. Jurandir, n. 856, Lot 4, Jardim Ceci  (“Company”);

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WHEREAS:

A.     Shareholders executed in August 27th of 2008 an instrument called TAM S.A. Shareholders’ Agreement (hereinafter referred to as “Shareholders’ Agreement”), by which it was set forth, among other provisions, restriction to outstanding shares issued by TAM S.A. and of its ownership;

B.     In June 17th, 2009, Shareholders executed the first amendment to the Shareholders’ Agreement, by which it was set forth, as exception, certain restrictions to the Agreement, a limit within which Shareholders can charge and create liens to certain shares bound by the Shareholders’ Agreement (whereas the Shareholders’ Agreement and its first amendment are hereinafter jointly referred to as “Agreement”); and

C.     Shareholders wish to terminate the Agreement;

Shareholders decide to execute, with the consent of the Company, this present Private Instrument of Termination to the TAM S.A. Shareholders’ Agreement, which shall be governed by the following clauses:

1. By this present Private Instrument, Parties, with the consent of the Company, for all legal purpose and irrevocably terminate the Agreement, remaining only obligations assumed with no effect or value, whether between Parties or before third parties and successors at any title.

2. Parties herein exchange the full, public, general, unchangeable and irrevocable release having nothing further to claim at any title in the present or in the future.

3. This Termination Instrument will be filed in the social network of the Company and it will be object of Relevant Fact disclosure.

4. The Company undertakes to file this present Termination Instrument before Banco Itaú, which is responsible for bookkeeping and custody of the Company’s Share in order to the institution to release shares owned by Shareholders comprised herein.

5. Any and all disputes arising out herein shall be resolved by means of arbitration at the Chamber of Market Arbitration as set out in Article 44, Company’s Bylaw, and shall comply with rules and procedure of such Arbitration Chamber.

In Witness Whereof, Shareholders and the Company cause this present instrument to be signed in four (04) counterparts of equal content and tenor before two witnesses.

São Paulo, March 01, 2011.

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AMARO & AVIATION PARTICIPAÇÕES S.A.

_____________________________________

By. Marcos Adolfo Tadeu Senamo Amaro

TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

___________________________________ By. Maurício Rolim Amaro	___________________________________ By. Maria Cláudia Oliveira Amaro

AGROPECUÁRIA DA NOVA FRONTEIRA LTDA.

___________________________________ By. Maurício Rolim Amaro	___________________________________ By. Maria Cláudia Oliveira Amaro

TAM S.A.

___________________________________ By. Marco Antonio Bologna	___________________________________ By. Líbano Miranda Barroso

Witnesses:

1. _________________________________ Name: RG: CPF/MF:	2. _________________________________ Name: RG: CPF/MF:

(Signature of Page of the PRIVATE INSTRUMENT OF TERMINATION OF

TAM S.A. Shareholders’ Agreement, executed in March 01, 2011, by Amaro & Aviation Participações S.A., TAM Empreendimentos e Participações S.A. and Agropecuária da Nova Fronteira Ltda., with TAM S.A. as the consenting intervening party)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.